UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42781

rYojbaba Co., Ltd.

4-3-1, Ohashi, Minami-Ku

Fukuoka-Shi, Fukuoka, 815-0033, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K

rYojbaba Co., Ltd. (the “Company”) is furnishing this Report on Form 6-K to provide information concerning an agreement it entered into with the International Labor Union. A copy of the agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference

On March 3, 2026, the Company issued a press release titled “rYojbaba Announces $3.2 Million Comprehensive Global Labor Support and Union Infrastructure Development Agreement with International Labor Union.” A copy of this press release is furnished as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K and the information contained herein shall be deemed to be furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description
99.1	Comprehensive Global Labor Support and Union Infrastructure Development Agreement with International Labor Union by and between rYojbaba Co., Ltd. and International Labor Union (English Translation)
99.2	Press Release dated March 3, 2026 – rYohbaba Announces $3.2 Million Comprehensive Global Labor Support and Union Infrastructure Development Agreement with International Labor Union

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

rYojbaba Co., Ltd.

By:	/s/ Ryoji Baba
Ryoji Baba
Chief Executive Officer

Date: March 4, 2026